Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2017 and 2016 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of May 11, 2017.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear and vestibular disorders. Our most advanced product candidates are in Phase 3 clinical development. Keyzilen® (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. In two Phase 2 clinical trials, Keyzilen® demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. In August 2016, we announced that the trial Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2 (TACTT2), the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the Tinnitus Functional Index (TFI), compared to placebo.

Following analysis of the TACTT2 data, we amended the protocol for the TACTT3 trial, the second Phase 3 clinical trial with Keyzilen®. TACTT3 is being conducted in several European countries. Under the amended protocol, the trial size has been increased, certain patient subgroups have been included in confirmatory testing and the TFI has been elevated from a key secondary endpoint to an alternate primary efficacy endpoint. We have commenced enrollment under the amended protocol and expect to have top-line results from the expanded TACTT3 trial in early 2018.

We are also developing AM-111 for acute inner ear hearing loss. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia, and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. We expect to complete enrollment into HEALOS in the second quarter of 2017 and to have top-line data from HEALOS in the fall of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the second half of 2018.

On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125. We plan to develop the formulation for vestibular disorders.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of March 31, 2017, we had cash and cash equivalents of CHF 33.8 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, AM-111, AM-125 or any of our other product candidates.

As of March 31, 2017, we had an accumulated deficit of CHF 120.5 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Recent Developments

On May 9, 2017 and April 24, 2017, respectively, we announced results from AMPACT 1 and AMPACT2 (AM-101 in the Post-Acute Treatment of Peripheral Tinnitus 1 and 2), two open-label extension studies of the Phase 3 TACTT2 and TACTT3 clinical trials, respectively. The AMPACT studies were conducted at the request of the US Food and Drug Administration (FDA) to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months. Participation in the AMPACT studies was offered to individuals who had completed the TACTT2 and TACTT3 trials; they were given the choice to receive up to three treatment cycles with each cycle comprising three intratympanic administrations of Keyzilen®, followed by a treatment-free observation period of 12 weeks. A total of 257 TACTT2 participants rolled over into AMPACT1 and provided safety data; 228 of these patients provided exploratory efficacy data. A total of 485 TACTT3 participants rolled over into AMPACT2 and provided safety data; 422 of these patients provided exploratory efficacy data. At the time of enrollment into the AMPACT studies, all patients were in the post-acute stage, i.e. more than three months from tinnitus onset.

Both AMPACT1 and AMPACT2 confirmed the good safety profile of Keyzilen®. The primary safety endpoint was the incidence of clinically relevant hearing deterioration five weeks after the start of a treatment cycle. In line with the results from previous trials with Keyzilen®, such incidence was low, amounting to 6% and 8% in AMPACT1 and AMPACT2, respectively. During the course of the studies, the patients' hearing threshold at the average of 4, 6 and 8 kHz was essentially stable. In both studies, the vast majority of adverse events that were considered related to the study drug or treatment procedure were rated as either mild or moderate in intensity. Three and seven patients, respectively, experienced a total of four and eight non-fatal, serious adverse events, none of which was considered related to the study drug. Confirming previous data, 93% and 97%, respectively, of tympanic membranes were already closed at the time of the first follow-up visit.

Exploratory efficacy analyses collected in AMPACT1 show improvements in the TFI as well as other tinnitus metrics. The TFI decreased on average by 8.2 points (95% confidence interval 6.2 to 10.1; baseline of 42.7 points) to the last follow-up visit. The more treatment cycles the study participants received, the larger the reduction in the TFI was; the difference between three cycles and one cycle reached statistical significance. Similar results were achieved on subjective tinnitus loudness and tinnitus annoyance. In addition, 41% of AMPACT1 participants achieved a reduction in their tinnitus severity (extreme-severe-moderate-mild-none) by at least one grade and 28% reported that their tinnitus severity had improved “much” or “very much” compared to baseline.

Exploratory efficacy analyses collected in AMPACT2 show improvements in the TFI that were more pronounced for Stratum A patients (originally enrolled in TACTT3 during the acute stage; i.e. up to three months from onset) compared to Stratum B patients (originally enrolled during the post-acute stage). For Stratum A patients, the TFI decreased on average by 7.6 points (95% confidence interval 5.5 to 9.6; baseline of 40.3 points) to the last follow-up visit. For Stratum B patients, the TFI decreased on average by 3.5 points (1.4 to 5.6; baseline of 42.3 points) when enrolled in TACTT3 between three and six months from onset and by 2.5 points (-1.1 to 6.1; baseline of 45.3 points) when

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enrolled in TACTT3 between six and 12 months from onset. Efficacy outcomes from AMPACT1 and AMPACT2 are of exploratory nature and should be interpreted in conjunction with the design of the preceding TACTT1 and TACTT2 trials and their respective outcomes.

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “865 Patent”) and Otonomy, Inc.’s (“Otonomy”) U.S. patent application No. 13/848,636 (the “636 Application”). On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. Otonomy appealed the decision on March 27, 2017 and we submitted a notice of cross-appeal on April 5, 2017.

On February 21, 2017, we completed a public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at $1.20 per share. The warrants expire five years after the date they were issued. The net proceeds to the Company from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. On February 15, 2017, the underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	Keyzilen® (AM-101). We are conducting a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. In August 2016, we announced that the TACTT2, the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the TFI, compared to placebo. We expect top-line results of the amended TACTT3 trial in early 2018. We announced top-line data from AMPACT1 and AMPACT2 on May 9 and April 24, 2017, respectively. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2017 than in 2016, reflecting the lower number of active trials.

•	AM-111. We are conducting two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia, and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. We expect to complete enrolment into HEALOS in the second quarter of 2017 and to have top-line data from HEALOS in the fall of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the second half of 2018.

•	AM-125. In 2017, we plan to initiate a second Phase 1 trial in healthy volunteers to further test the safety and tolerability and the pharmacokinetics of AM-125. We expect to obtain the results of the study in the first quarter of 2018.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

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For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2017 and 2016. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2017 and 2016

	Three months ended March 31,
	2017	2016	Change
	(in thousands of CHF)%
Research and development	(5,981)	(6,140)	(3%)
General and administrative	(1,426)	(1,222)	17%
Operating loss	(7,407)	(7,362)	1%
Interest income	31	11	182%
Interest expense	(421)	(3)	13,933%
Foreign currency exchange gain/(loss), net	(338)	(1,545)	(78%)
Revaluation gain/(loss) from derivative financial instruments	233	-	n/a
Transaction costs	(506)	-	n/a
Loss before tax	(8,408)	(8,899)	(6%)
Income tax gain	8	-	n/a
Net loss attributable to owners of the Company	(8,400)	(8,899)	(6)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	228	(261)	(187%)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	20	42	(52%)
Other comprehensive gain/(loss)	248	(219)	(213%)
Total comprehensive loss attributable to owners of the Company	(8,152)	(9,118)	(11%)

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Research and development expense

	Three months ended March 31,
Research and Development	2017	2016	Change
	(in thousands of CHF)%
Clinical projects	(4,189)	(4,169)	0%
Pre-clinical projects	(142)	(81)	75%
Drug manufacturing and substance	(486)	(401)	21%
Employee benefits	(825)	(566)	46%
Other research and development expenses	(340)	(923)	(63%)
Total	(5,981)	(6,140)	(3%)

Research and development expenses amounted to CHF 6.0 million in the three months ended March 31, 2017. This represents a decrease of about CHF 0.1 million over the CHF 6.1 million research and development expenses for the three months ended March 31, 2016. Research and development expenses reflected the following:

•	Clinical projects. In the three months ended March 31, 2017 clinical expenses were at the same level as in the three months ended March 31, 2016. Lower service and milestone costs for our Keyzilen® studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2, were offset by higher AM-111 related expenses due to progression of our HEALOS and ASSENT trials.

•	Pre-clinical projects. In the three months ended March 31, 2017, pre-clinical expenses increased primarily due to AM-102 and AM-111 related pre-clinical projects.

•	Drug manufacture and substance. In the three months ended March 31, 2017, drug manufacture and substance related costs slightly increased over the three months ended March 31, 2016, due to higher costs related to raw material purchases and expenses for process validation.

•	Employee benefits. Employee expenses were higher in the three months ended March 31, 2017 than in the same period in 2016 due to an increase in headcount and higher compensation expenses.

Other research and development expenses.

•	Other research and development expenses decreased by CHF 0.6 million in the three months ended March 31, 2017 compared with the corresponding period in 2016 due to lower intellectual property and regulatory related expenses.

General and administrative expense

General and administrative expense amounted to CHF 1.4 million in the three months ended March 31, 2017 compared to CHF 1.2 million in the same period in the previous year, mainly as a result of higher capital tax related to the 2014 assessment by the tax authorities and higher employee benefits due to higher headcount and increased compensation expenses.

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company and protecting our intellectual property portfolio.

Interest income

Interest income increased in the three months ended March 31, 2017 compared to the three months ended March 31, 2016, due to higher return on short-term deposits.

Interest expense

Interest expense increased by CHF 0.4 million in the three months ended March 31, 2017 compared to the prior year period. The increase mainly relates to interest expense paid for the US$ 12.5 million loan drawn on July 19, 2016, under the Hercules Loan and Security Agreement.

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Foreign currency exchange gain/(loss), net

For the three months ended March 31, 2017 the depreciation of the U.S. dollar against the Swiss Franc triggered a net foreign unrealized currency loss on U.S. dollar denominated cash and cash equivalents of CHF 0.3 million compared to the unrealized loss of CHF 1.5 million in the same period in the previous year.

Revaluation gain/(loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$ 3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. As of March 31, 2017 the fair value of the warrant amounted to CHF 82,380. The revaluation gain of the derivate for the three months ended March 31 2017 amounted to CHF 34,754 which is an increase in the same amount when comparing to the same period in 2016. Since its initial recognition, the fair value decreased by CHF 325,800 resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

On February 21, 2017, the company issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of US$ 1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 warrants. As of March 31, 2017, the fair value of the warrants amounted CHF 4,892,094. Since its initial recognition, the fair value decreased by CHF 198,369 resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463).

Transaction costs

Transaction costs increased by CHF 0.5 million in the three months ended March 31, 2017 compared to the previous period. The increase relates to the fees and transaction costs related to the public offering completed on February 21, 2017 that were allocated to the derivative financial instrument.

Cash flows

Comparison of the three months ended March 31, 2017 and 2016

The table below summarizes our cash flows for the three months ended March 31, 2017 and 2016:

	Three months ended March, 31
	2017	2016
	(in thousands of CHF)
Net cash used in operating activities	(6,775)	(7,318)
Net cash used in investing activities	(44)	11
Net cash from financing activities	8,787	0
Net effect of currency translation on cash	(563)	(1,537)
Cash and cash equivalents at the beginning of the period	32,442	50,237
Cash and cash equivalents at the end of the period	33,847	41,393

The decrease in net cash used in operating activities from CHF 7.3 million in the three months ended March 31, 2016, to CHF 6.8 million in the three months ended March 31, 2017, was mainly due to lower research and development expenses as well as a positive change in accrued liabilities and account payables, partially offset by higher general and administrative expenses compared to the same period in 2016.

Cash from financing activities in the three months ended March 31, 2017, includes the net proceeds of the public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. Cash from financing

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activities in the three months ended March 31, 2017, also includes the interest payments due to the financing parties under the Hercules Loan and Security Agreement,

Cash and funding sources

On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the first quarter of 2017, we did not offer or sell any common shares under the Sales Agreement.

On July 19, 2016, we entered into the Hercules Loan and Security Agreement for a secured term loan facility of up to US$20.0 million. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, owned by us, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.

On February 21, 2017, we completed a public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option in the amount of 1,350,000 warrants.

Funding requirements

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until the first quarter of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to complete our development programs with Keyzilen®,AM-111 and AM-125, obtain regulatory approval for them and to commercialize our product candidates Keyzilen®, AM-111, AM-125 or any other product candidate. If we receive regulatory approval for Keyzilen®,AM-111 or AM-125, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds

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may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of March 31, 2017:

	Payments Due by Period
	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	161	298	224	683
Long-term debt obligations (2)	3,675	9,557	-	13,232
Derivative Financial Instruments (3)	-	-	4,974	4,974
Total	3,836	9,855	5,198	18,889

________________

(1)	Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our leases of our office space and are not accounted for on the balance sheet. The lease term is 5 years. The lease expires on September 30, 2021 with an option to extend for another five years.

(2)	Long-term debt obligations consist of amortization payments and the end of term fee due under the Hercules Loan and Security Agreement converted to CHF at an exchange rate of CHF 1.001 to US$1.00. The secured term loan under the Hercules Loan and Security Agreement has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter in equal monthly instalments until the maturity date.

(3)	Derivative Financial instruments relate to the warrants issued in connection with the Hercules Loan and Security Agreement and the warrants issued in the public offering in February 2017.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

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Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2017 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products, including sufficient funding to ensure that our assets exceed our liabilities;

•	our dependence on the success of Keyzilen® (AM-101) and AM-111, which are still in clinical development and may eventually prove to be unsuccessful, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinical or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

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•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to comply with the requirement under our term loan facility with Hercules, including repayment of amounts outstanding when due;

•	our ability to meet the continuing listing requirements of Nasdaq and remain listed on the Nasdaq Global Market; and

•	other risk factors discussed under “Item 3—Key Information—Risk factors” included in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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